NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE MKT LLC (the 'Exchange' or 'NYSE MKT') hereby notifies the Securities and Exchange Commission ('SEC') of its intention to remove the entire class of Warrants (expiring August 31, 2016) (the 'Warrants') of Tejon Ranch Co. (the 'Company') from listing and registration on the Exchange on March 22, 2016 pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Warrants are no longer suitable for continued listing and trading on the Exchange. NYSE Regulation, Inc. ('NYSE Regulation') reached its decision to initiate delisting proceedings pursuant to Section 1003 of the NYSE MKT Company Guide because of the 'abnormally low' trading price of the Warrants. 1. On February 26, 2016, NYSE Regulation determined that the Warrants of the Company should be suspended immediately from trading, and directed the preparation and filing with the SEC of this application for the removal of the Warrants from listing and registration on the Exchange. The Company was notified by phone and by letter on February 26, 2016. 2. Pursuant to the above authorization, on February 26, 2016, a press release was immediately issued and notice was made on the 'ticker' of the Exchange announcing the suspension of trading in the Warrants. Similar information was included on the Exchange's website. 3. Pursuant to Sections 1009(d) and 1203 of the Company Guide, the Company had a right to appeal to a Listings Qualification Panel (the 'Panel') the determination to delist the Common Stock, provided that it filed a written request for such a review with the Office of the General Counsel of the Exchange within seven calendar days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.